New TanGold Rapidly Executing Business Plan and

Reports Second Quarter 2021 Results

FOR IMMEDIATE RELEASE – April 14, 2021

TORONTO, April 14, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) today announced results for the second quarter of 2021 (“Q2 2021”). Financial results for Q2 2021 will be available on the Company’s website and will be filed on SEDAR and provided on EDGAR on or before April 14, 2021. All figures are in Canadian dollars unless otherwise expressed.

Highlights Overview

•Raised USD $24.4 million significantly improving net working capital, liquidity and corporate position in Tanzania

•Strong additions to senior management team and alignment of operating management at Buckreef

•Working with Stamico (Government of Tanzania) to advance the Buckreef Project and modernizing the joint venture agreement

•Positive operating results on oxide test plant to build larger oxide operation targeting production of 15,000 - 20,000 ounces of gold per year

•Positive metallurgical test results, now moving to variability metallurgical testing of the first 5-7 years of production

•Positive exploration results that enables the Company to advance drilling activity across mineral resource

Stephen Mullowney, Chief Executive Officer of TanGold stated: “The first 120 days of my tenure have been exhilarating. I am extremely excited with all the improvements we have made across the entire business. Please enjoy reading about some of our accomplishments below.  We believe that the work done to date and the work ahead of us positions the Company for continued success over the short, medium and long term. This is an exciting time!  I would like to congratulate everyone involved on a job well done and look forward to working closely with the TanGold team, the Buckreef team and our joint venture partner, Stamico, to continue to advance the development of the Buckreef Project to become a major new mine in Tanzania.”

Accomplishments and Highlights

Operations

•Continued operation of the 5 tonnes per hour (“tph”) test oxide plant, 7 days a week with two 12-hour shifts, producing 285.9 ounces of pure gold in Q2-2021.  The test plant significantly de-risks the development of a much larger oxide operation, which will target production capacity of 15,000 – 20,000 ounces of gold per year. During the quarter the plant continued to show increases in gold recovery and continues to substantiate our grade control block model. The plant is also providing valuable tailings test samples for the envisaged dry-stack tailings facility.

•Positive exploration results continue to be returned from the Buckreef West Zone. As of this quarter, over 400m of a shallow gold mineralized shear zone has been delineated. The zone remains open along strike to the north and south, and at depth.

•The Company, through Buckreef Gold Company Limited (BGCL), announced highly favourable metallurgical test results from the sulphide component of the Buckreef mineral resource.  Three diamond drill core samples were taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef deposit for the purposes of metallurgical test work.  The following intercepts and gold recovery rates were observed:

oMC01: 0.54 g/t over 78.88m – 94.1%

oMC02: 19.4 g/t over 27.99m – 95.4%

oMC03: 1.71 g/t over 52.53m – 85.3%

See the Company’s press release of February 25, 2021 for further detail.

•TanGold, through BGCL also announced that SGS Canada Inc. has advised that a straightforward sulphide flowsheet for the sulphide plant consisting of crush/grind and flotation followed by regrinding of the rougher concentrate and cyanidation at site, along with cyanidation of the flotation tailing is currently the metallurgically optimal mill circuit. Dore will be produced at site.

•The Buckreef geological team has commenced their 2021 geological fieldwork season and has discovered an additional gold bearing shear zone at surface approximately 0.5km to the south-east of the main Buckreef Shear Zone. Field mapping, shear zone delineation and sampling are in progress.

•TanGold, through BGCL recommenced the tender process with prospective EPC and ‘owner’s engineer’ service providers to re-submit their bids for a 40 tph oxide CIL process plant.  Once complete, the Company will complete an internal assessment and adjudication of the bids in partnership with its JV partner, Stamico.

•TanGold, through BGCL hired a surveying consultant (Property Matrix Company Limited) to commence the land compensation and procurement process required under Tanzanian mining law to construct the 40 tph oxide mining and processing operation.  Land compensation is anticipated to be finalized by fiscal 2021.

•A mine-based assay / chemical laboratory has arrived at site and is currently being installed at Buckreef. The laboratory is on schedule for test work and operation by the end of Q3-2021.

•A local road currently passes through the ultimate pit shell for the Buckreef deposit. The Company has developed a plan to relocate the road. Survey of the new road location is anticipated to commence in Q3-2021.

•The Company reported zero lost time injuries (“LTI”), zero medical aid incidents and had no COVID related cases in Q2-2021.

Management

•On February 8th, 2021, the Company appointed Andrew Cheatle, P.Geo., MBA, FGS, ARSM as Chief Operating Officer of Tanzanian Gold Corporation. A graduate of the Royal School of Mines, Imperial College, London, his 30-plus-years international career has encompassed operations/production, development, and exploration in both the senior & junior mining sectors.  His considerable operational and project management experience includes senior positions with the development of (at that time) Anglo American Corporation’s Moab Khotsong Gold Mine, JCI’s South Deep Project and major expansions of Placer Dome’s/Goldcorp’s Musselwhite Mine.

•On March 1st, 2021, the Company appointed Michael P. Leonard, CPA, CA as Chief Financial Officer.  He was previously at Barrick Gold Corporation in a series of progressively senior financial leadership positions and brings a wealth of experience in investor relations and corporate global finance.  He will fill a vital role for the Company’s strategy moving forward including use of state-of-the-art technology and development and implementation of financial models, financial controls and procedures for financial management.

•TanGold, through BGCL, appointed Isaac Bisansaba and Gaston Mujwahuzi as Co-Acting General Managers for Buckreef, on an alternating basis. Mr. Bisansaba and Mr. Mujwahuzi are directly responsible for monitoring and improving the mining and processing operations at Buckreef.  Mr. Bisansaba has a BS.Geo, Masters in Mining Engineering, Mineral Resources Evaluation, and twenty years of experience in the gold mining industry.  Mr. Mujwahuzi has a BS, Mineral Processing Engineering, and over sixteen years of experience in the gold mining industry.  Collectively, their experience encompasses all aspects of gold mining operations, including managing mining, process plant and exploration activities.  Their prior experience includes roles with AngloGold Ashanti, Barrick Gold, Teranga Gold, PanAust Limited and various consulting firms. Together, they possess the knowledge and experience BGCL requires going forward, as well as strong team leadership capabilities for safe, smooth and ongoing management of on-site operations.

•On March 17, 2021, the Company appointed Shubo Rakhit, CPA, CA to the Board of Directors of Tanzanian Gold Corporation. His 30+ year career has included positions at several large investment banks and advisory firms including Canada’s major bank owned investment banks, BofA Securities, KPMG Corporate Finance and Echelon Wealth Partners where he most recently served as Managing Director, Head of Mergers and Acquisitions.  His career includes leading over $80B of M&A transactions and over $100B of global capital markets issuance including many complex strategic and capital solutions. His background and experience will assist the Company in broadening its access to capital markets at a time of rapid growth for the organization.

•TanGold, changed its nominees to the BGCL board to: (i) Stephen Mullowney; (ii) Andrew Cheatle; (iii) Michael Leonard; and (iv) Shubo Rakhit to better reflect the new management team and vision for the Company.  Stephen Mullowney was nominated Chairman of BGCL.

Financing

•On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for approximately USD $3.0 million in the aggregate with certain investors.  The common shares and warrants were issued at USD $0.54 for each common share and a one-half purchase warrant, with the right of each whole warrant to purchase one common share at USD $1.50 for a period of three years from the issue date.

•USD$7.0 million of Tranche A debentures, representing the entire outstanding balance, were converted and retired, resulting in the issuance of 12,150,447 common shares.

•On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for USD $21.4 million in the aggregate. The common shares and warrants were issued at USD $0.65 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at USD $0.80 for a period of five years from the issue date.  The Company also issued 1,152,307 broker warrants with the same terms.

•Following the completion of two capital raises, the Company had net working capital of $18.0 million, including cash of $27.7 million, as at February 28, 2021 reflecting a significant improvement in overall liquidity and financial flexibility.

Other

•The Company was honored to have Stamico Buckreef Directors visit the Buckreef Project on December 5, 2020 and the Honourable Minister for Minerals, Mr. D. Biteko visit the Buckreef Project on December 31, 2020.  Both visits were well received and continue to demonstrate the importance of developing the Buckreef Project.

•In January 2021, representatives TanGold and Stamico representatives met with the Ministry of Minerals of Tanzania and the Mining Commission in Dodoma.  The Company also attended the Tanzanian Minerals and Mining Investment Conference in February 2021, in which BGCL was a sponsor.

•As previously disclosed, TanGold and Stamico agreed in principle to amendments to the Buckreef Joint Venture Agreement (the “JV Agreement”) to bring the JV Agreement in line with recent changes in Tanzanian mining laws and to modernize the working arrangement between the parties (the original JV Agreement was entered into in 2011).  The Company continues to advance documentation of the amended JV Agreement and anticipates finalizing the agreement in fiscal 2021.

•Subsequent to February 28, 2021, the Company renegotiated the final delay penalty in the JV Agreement. The Company agreed to pay Stamico USD $0.75 million in six monthly installments of USD $0.125 million with retrospective effect from January to June 2021. Upon payment of the final installment, Stamico shall have no further claim related to delay penalties.

•Subsequent to February 28, 2021 the Company confirmed all amounts in arrears with the Mining Commission related to annual mining and exploration license fees and paid $0.3 million to settle all amounts owing, including unpaid license fees and penalties. Subsequent to February 28, 2021 the Company has no further amounts in arrears related to license fees and has fully accrued for all valid and active mining licenses.

•The Company, through BGCL procured and donated 300 school desks to the Kaseme Secondary School in Geita Region.

Outlook

•The Company, along with Stamico, will evaluate the economic feasibility and required regulations to expand the 5 tph test plant to 15 tph as an interim expansion, while at the same time constructing the 40 tph oxide mill.  An expanded test plant would further de-risk the larger operations and potentially provide the ability to ultimately operate a larger oxide mining operation.

•As mentioned above, the tender process with prospective EPC and ‘owner’s engineer’ service providers to re-submit their bids for a 40 tph oxide ore CIL process plant has commenced.  Once complete, the Company will complete an internal assessment and adjudication of the bids in partnership with its JV partner, Stamico.  This assessment and adjudication of bids is anticipated to be completed by the end of fiscal 2021.

•As mentioned above, TanGold, through BGCL hired a surveying consultant (Property Matrix Company Limited) to commence the land compensation and procurement process required under Tanzanian mining law to construct the 40 tph oxide mining and processing operation.  Land compensation is anticipated to be finalized by fiscal 2021.

•The feasibility study will continue throughout the year. In Q3-2021 metallurgical testing will move to variability testing of the first 5-7 years of production, including tailing characteristics for dry stack (tailings). Site layout will be confirmed, and geotechnical and groundwater work will commence on identified areas (i.e. plant, tailings, waste rock storage facility). The Company is also interviewing potential ‘owner’s engineer’ service providers to assist with the management of the feasibility study.

•Geological work has commenced on evaluating the full extent of exploration potential at the Buckreef Project. Analysis of Inferred Mineral Resources, Exploration Targets, advanced exploration and grassroots exploration through to conceptual targets are being evaluated.  The Company will provide further updates on its exploration targets, Buckreef West and deep exploration results in the future.

•The Company will undergo a full review of its exploration portfolio and strategy to meet core strategic objectives. The Buckreef Project licenses cover highly prospective ground with many geochemical and soil anomalies. Further, the geological terrane is the Lake Victoria Archean greenstone belt, where numerous anomalous gold bearing shear zones have been identified.

•TanGold is also updating its marketing plan and is in the process of revising its website and marketing materials. The Company will continue to assess talent across the organization and make further additions and changes as deemed necessary.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stand at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant.

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) identifying new prospects; (ii) drilling new oxide/sulphide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Andrew M. Cheatle, P.Geo. is the Company’s Qualified Person as defined by the NI 43-101 who has verified the data disclosed in this news release and has otherwise reviewed and assumes responsibility for the technical content of this press release.

The information contained herein summarizes details reported in the interim financial statements of the Company for the period ended February 28, 2021, and management’s discussion and analysis thereof. Interested parties are encouraged to review those filings in their entirety by visiting the Company’s profile at www.sedar.com.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TanGold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, recoveries, subsequent project testing, success and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.   These risks are set forth under Item 3.D in TanGold’s Form 20-F for the year ended August 31, 2020, as amended, as filed with the SEC.

The information contained in this press release is as of the date of the press release and TanGold assumes not duty to update such information.

Note to U.S. Investors

US investors are advised that the mineral resource and mineral reserve estimated disclosed in this press release have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based template for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.